NAME OF REGISTRANT: PepsiCo, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary Corporation

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market Street, Suite 1535, Philadelphia, PA 19103

Date: April 1, 2026

Notice of Exempt Solicitation

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted

PepsiCo, Inc.

Shareholder Proposal Number 5 Regarding Human Rights Due Diligence Effectiveness

We urge shareholders to vote FOR Proposal Number 5 – Shareholder Proposal regarding human rights due diligence effectiveness – at PepsiCo, Inc.’s (“PepsiCo’s” or the “Company’s”) Annual Shareholder Meeting on May 6, 2026. The Shareholder Proposal was filed by Mercy Investment Services, Benedictine Sisters of Mount St. Scholastica, the Congregation of St. Joseph, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America, Dominican Sisters of Grand Rapids, the Durocher Fund (Mission Fund/Sisters of the Holy Names of Jesus & Mary Canada), Friends Fiduciary Corporation, the Hyde Cragmont 205 Trust, Portico Benefit Services (ELCA), Proxy Impact, Sisters of the Humility of Mary, School Sisters of Notre Dame Central Pacific Province, School Sisters of Notre Dame Collective Investment Fund, United Church Funds, and UAW Retiree Medical Benefits Trust.

The Proposal asks PepsiCo to:

Publish a report detailing the effectiveness of PepsiCo’s efforts to uphold its human rights standards across its direct, franchise, and value chain relationships.

Summary

The Proponents ask for a report evaluating the effectiveness of PepsiCo’s human rights policies and due diligence systems across its direct operations, franchisees, and value chain relationships. PepsiCo has adopted a Global Human Rights Policy (HRP)1, Supplier Code of Conduct, and other policies aligned with the UN Guiding Principles on Business and Human Rights (UNGPs)2. The Company also reports that it conducts human rights due diligence intended to identify, mitigate, and address salient human rights risks.

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1 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/pepsico-global-human-rights-policy.pdf

2 https://www.ohchr.org/sites/default/files/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

We welcome these commitments and processes; however, for investors the key question is not whether such policies and processes exist, but whether they function effectively in practice. Under the UNGP framework, effectiveness generally means that due diligence can identify salient human rights risks, integrate mitigation measures, provide remedy when harm occurs, and track outcomes over time. Despite describing various due diligence processes, PepsiCo does not disclose information enabling investors to evaluate whether these systems are effective under UNGP criteria.

PepsiCo’s business model exposes it to elevated human rights risks through its global agriculture supply chains, franchise relationships, and operations in higher risk jurisdictions. As one of the world’s largest food and beverage companies and a major agricultural buyer, the Company relies on complex global supply chains, involving commodities and regions that are widely recognized as high-risk for human rights abuses. PepsiCo also continues to operate in conflict-affected and high-risk areas (CAHRAs), including the Russian Federation (Russia). These exposures create potential legal, regulatory, reputational, and operational risks that may affect brand value and growth in priority markets, such as India.

The lack of outcome-oriented disclosure makes it difficult for shareholders to assess whether PepsiCo’s policies and due diligence processes are fit for purpose given the scale, geographic reach, and risk profile of its operations. It also limits investors’ ability to evaluate whether the board of directors and management are appropriately overseeing and managing human rights risks that could affect supply chain resilience, regulatory compliance, brand value, and long-term growth in key markets.

The requested report would not ask PepsiCo to adopt new standards or disclose sensitive commercial information. Rather, it would provide shareholders with decision-useful insight into whether the Company’s existing human rights policies and due diligence processes are functioning as intended. Such information would enable investors to better assess governance quality, risk management, and the sustainability of PepsiCo’s business model over the long term. For these reasons, support for Proposal Number 5 is warranted.

Support for this Resolution is warranted and in the best interest of shareholders because:

1.	PepsiCo’s exposure to human rights violations via its supply chain, franchisees, and business partners puts shareholders’ long-term value at risk
2.	PepsiCo’s existing disclosure does not sufficiently demonstrate whether the Company’s human rights policies and practices are effectively identifying, mitigating, and remediating human rights risks in its supply chains.

1.	PepsiCo’s exposure to human rights violations via its supply chains and franchisees puts shareholders’ long-term value at risk

1.1	PepsiCo’s supply chain and business partnerships operate in regions and sectors where systemic human rights risks are widely documented.

Large multinational food and beverage companies depend heavily on agricultural supply chains operating in jurisdictions where human rights protections may be unevenly enforced. Failures in human rights due diligence in these contexts can expose companies to regulatory action, import restrictions, litigation, and reputational damage. Specifically, PepsiCo’s sugarcane supply chain in India operates within a sector where systemic labor and human rights abuses have been documented, while the company’s palm oil supply chains in Latin America and Malaysia have been connected to wage violations and inadequate worker protections. Moreover, PepsiCo has expanded its presence in Russia, generating additional revenue for the country’s illegal invasion and occupation of Ukraine3 and exposing the company to risks of government expropriation of assets.

A March 2024 New York Times article4 reported on labor abuses affecting sugar cane cutters in the Indian state of Maharashtra, describing a practice by which labor contractors provide “advances” to cane cutters that ostensibly represent prepaid wages that workers must repay. Many workers cannot repay these “advances” during the sugarcane season and are left owing the labor contractors, creating a system of debt bondage. PepsiCo confirmed to the New York Times that Varun, PepsiCo’s largest international franchisee, purchases sugar from Maharashtra.5

The palm oil sector carries significant and well-documented human rights risks spanning labor exploitation, land rights violations, environmental degradation, and climate injustice. Indonesia and Malaysia account for nearly 85% of global palm oil supply6, and are countries that supply palm oil to PepsiCo7, along with Latin America. In Malaysia, for instance, risks are particularly concentrated among foreign migrant workers, who are frequently trapped in debt bondage tied to recruitment fees.8

PepsiCo’s palm oil suppliers in Latin America and Malaysia have also been linked to labor rights abuses. A 2025 report from a coalition of Indonesian civil society organizations examined the working conditions of Indonesian migrant workers on palm oil plantations in Malaysia and found numerous labor rights abuses, including a lack of formal employment contracts, gender-based wage disparities, and subminimum wages.9 Some of the implicated mills appear in PepsiCo’s supply chain and PepsiCo is the only company not to respond to an invitation from the Business and Human Rights Resource Centre to address the allegations.

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3 https://www.foreignaffairs.com/articles/ukraine/2022-03-15/international-law-goes-war-ukraine

4 https://www.nytimes.com/2024/03/24/world/asia/india-sugar-cane-fields-child-labor-hysterectomies.html

5 https://www.nytimes.com/2024/03/24/world/asia/india-sugar-cane-fields-child-labor-hysterectomies.html

6 https://www.ran.org/palm_oil_fact_sheet/

7 https://www.pepsico.com/esg-topics/palm-oil

8 https://unu.edu/cpr/article/palm-oil

9 https://www.business-humanrights.org/en/latest-news/malaysia-indonesian-palm-oil-workers-endure-poor-conditions-incl-below-living-wages-wage-theft-lack-of-contracts-gender-based-wage-disparities-report-finds/

1.2	PepsiCo’s Operations in Conflict-Affected and High-Risk Areas Create Significant Human Rights Risks.

Investors increasingly examine companies’ exposure to CAHRAs because operations in such environments can present heightened risks to both people and companies. In a 2024 survey of the world’s 26 largest asset managers, 84% of respondents identified “geopolitical confrontation” as a top three systemic risk.10,11 These environments are often characterized by weak rule of law, corruption, armed conflict, and limited labor protections, which may increase the likelihood that companies become linked to severe human rights harms through their operations or value chains.

When serious violations of international humanitarian law and/or human rights occur in these contexts, they can lead to regulatory enforcement actions, sanctions exposure, supply chain disruptions, litigation on behalf of impacted rightsholders, and reputational damage that may affect long-term shareholder value. For companies with global consumer brands and complex supply chains, these risks may be particularly significant.

PepsiCo has maintained substantial operations in the Russian Federation for decades and continues to operate manufacturing facilities and agricultural supply chains in the country. Given PepsiCo’s long history in Russia and its position as one of the country’s largest food and beverage companies—operating nineteen factories and employing 60,000 workers, including 20,000 associates and 40,000 agricultural workers in its supply chain12—the Company faces extensive risks.

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10 https://www.thinkingaheadinstitute.org/news/article/worlds-largest-investors-increasingly-concerned-on-systemic-risks/

11 https://www.weforum.org/publications/global-risks-report-2026/digest/

12 “You're not you when you continue to work in the Russian Federation: the NACP added PepsiCo and Mars to the list of international sponsors of the war,” National Agency on Corruption Prevention, January 9, 2023, https://nazk.gov.ua/en/you-re-not-you-when-you-continue-to-work-in-the-russian-federation-the-nacp-added-pepsico-and-mars-to-the-list-of-international-sponsors-of-the-war (accessed February 3, 2025).

There are notable discrepancies between PepsiCo’s early public statements condemning Russia’s actions and supporting Ukrainian employees and refugees,13 and the expansion of its market presence in Russia. Specifically, the Company’s dairy and potato chip sales increased by 13 and 11 percent in 2024, respectively; PepsiCo is selling soft drink products under alternative brands; it opened a new factory and registered a trademark; and it has paid over $122 million in taxes to the Russian government, providing significant financing to the invasion of Ukraine.14,15,16,17 The Ukrainian National Agency on Corruption Prevention designated PepsiCo an “international sponsor of war.”18

Russia’s invasion and occupation of Ukraine, heightened levels of authoritarianism, and market fluctuations due to sanctions and international opprobrium all increase potential regulatory, operational, and reputational risks. Companies continuing to do business in Russia – even as numerous multinationals left after the invasion19 – face growing and evolving sanctions regimes against state and state-owned entities20, expropriation of corporate assets by the state (e.g., Carlsberg and Danone21), Russian financial penalties against companies (e.g., Raiffeisen22), and ongoing advocacy campaigns against remaining companies.

These conditions increase the importance of robust due diligence and oversight systems capable of identifying and managing human rights and governance risks. For investors evaluating companies with significant exposure to higher-risk jurisdictions, understanding whether such systems function effectively is an important element of assessing risk management and corporate governance.

1.3	Failure to uphold human rights throughout its value chain exposes PepsiCo and its shareholders to legal, financial, and supply chain resilience risks that may impact long-term shareholder value

In its own disclosures, PepsiCo recognizes the salience of the matters raised in the Proposal to its business. PepsiCo’s 2022 human rights assessment identified seven human rights issues, including fair pay and employment conditions, forced labor, and workplace health and safety, as salient for the company’s business.23 The assessment also identified labor contractors, which were a major focus of the New York Times article, as a target supply chain segment, and cane sugar and palm oil as priority raw materials.24 The assessment states that PepsiCo is “continuing to focus [its] efforts on addressing the forced labor related impacts most frequently encountered by [vulnerable] groups, including bonded labor and recruitment fees.”25

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13 PepsiCo, “PepsiCo suspends production and sale of Pepsi-Cola and other global beverage brands in Russia,” https://www.pepsico.com/our-stories/press-release/pepsico-suspends-production-and-sale-of-pepsi-cola-and-other-global-beverage-brands-in-russia. (accessed February 3, 2025).

14 https://www.sec.gov/Archives/edgar/data/77476/000007747625000007/pep-20241228.htm

15 Ibid.

16 https://leave-russia.org/pepsico

17 https://b4ukraine.org/what-we-do/pepsi

18 https://nazk.gov.ua/en/news/you-re-not-you-when-you-continue-to-work-in-the-russian-federation-the-nacp-added-pepsico-and-mars-to-the-list-of-international-sponsors-of-the-war/

19 https://kse.ua/about-the-school/news/160-international-companies-left-russia-in-2024/

20 https://www.consilium.europa.eu/en/press/press-releases/2026/03/16/russia-s-war-of-aggression-against-ukraine-council-sanctions-nine-individuals-responsible-for-bucha-massacre/

21 https://www.bbc.com/news/business-66218999

22 https://www.reuters.com/business/finance/raiffeisen-says-russia-loan-volume-reduced-42-bln-eur-end-2024-2025-02-04/

23 https://docs.publicnow.com/viewDoc?filename=21437%5CEXT%5C75F2C564E8745A50F76C0FD4A2436536156387F2_564858E3279C05FBC555C25D73AFC2E2B56789F4.PDF, at 3

24 https://docs.publicnow.com/viewDoc?filename=21437%5CEXT%5C75F2C564E8745A50F76C0FD4A2436536156387F2_564858E3279C05FBC555C25D73AFC2E2B56789F4.PDF, at 6

25 https://docs.publicnow.com/viewDoc?filename=21437%5CEXT%5C75F2C564E8745A50F76C0FD4A2436536156387F2_564858E3279C05FBC555C25D73AFC2E2B56789F4.PDF, at 6

PepsiCo acknowledges the importance of several higher risk markets, including India and Russia, in its financial disclosures. In the Company’s 2025 10-K, PepsiCo reports that for its Asia Pacific Foods division, net revenue increased 2% and unit volume grew 4%, primarily reflecting growth in India, Thailand, and Australia.26 Furthermore, PepsiCo recently identified India as one of 13 “anchor markets,” which the Company anticipates will account for more than 85% of future growth.27 PepsiCo also identifies Russia as one of its largest operations with a net revenue of $4.7 billion in 2025, up from $3.8 billion in 2024.28

PepsiCo has identified these potential growth rates as a risk factor: “Our success depends in part on our ability to grow our business in developing and emerging markets, including Mexico, the Middle East, China, South Africa, Brazil and India…Our business can be adversely affected if we are unable to expand our business in developing and emerging markets, effectively operate, or manage the risks associated with operating, in these markets…”29

Indian consumers also pay attention to companies’ actions. A PwC consumer insights survey found that 95% of Indian consumers are willing to pay a premium for products from companies with strong ethical reputations, indicating that human rights-related controversies can directly influence purchasing decisions.30

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26 PepsiCo Inc., Filing on Form 10-K for the FY ended December 27, 2025, filed on Feb. 3, 2026, at 44 (hereinafter, “2025 10-K”)

27 https://economictimes.indiatimes.com/industry/cons-products/food/india-now-an-anchor-market-says-pepsico/articleshow/116263009.cms

28 2025 10-K, at 68.

29 2022 10-K, at 16; 2021 10-K, at 16

30 https://www.pwc.in/industries/retail-and-consumer/global-consumer-insights-pulse-survey-india-perspective.html

The continued expansion of global due diligence and reporting legislation heightens legal and regulatory exposure for companies and could contribute to operational and supply chain disruptions. In the U.S., under Section 307 of the Tariff Act of 1930, the U.S. Customs and Border Protection can issue withhold release orders to detain and hold shipments when it has reason to believe that the goods were made with forced labor, child labor, or prison labor.31 After the reporting on the prevalence of forced labor in Maharashtra and India’s sugarcane sector, the U.S. Department of Labor (DOL) added Indian sugarcane to its list of commodities made with forced labor.32 Several goods from Malaysia, including palm oil, which PepsiCo sources, are also on the DOL’s list of goods produced by child or forced labor.33 Finally, India, Malaysia, and Indonesia are all subject to the Section 301 investigations for unfair trade practices linked to forced labor announced by U.S. Trade Representative Ambassador Greer on March 12, 2025.34

One of the principal courts in India, the Bombay High Court, directed the Maharashtra government to establish welfare measures for sugarcane cutters, initiating an investigation in 2023 after receiving reports on the harsh conditions in the sugar cane fields. The court order called for the registration of the estimated one million migrant workers in the state and the middlemen who hire them, and would, if implemented, extend other Indian labor law provisions, such as minimum wage and time off to the cane cutters.35

Given the growth potential of high-risk regions and PepsiCo’s identification of countries like India as priority markets, the systemic human and labor rights abuses in these regions and supply chains are of increasing significance to the Company and its business partners. Furthermore, PepsiCo’s failure to adequately identify and mitigate human rights risks within these supply chains, including via its business partnerships, could impact these growth opportunities.

2.	PepsiCo’s existing disclosure does not sufficiently demonstrate whether the Company’s human rights policies and practices are effectively identifying, mitigating, and remediating human rights risks in its supply chains.

PepsiCo’s commitment to respecting and protecting human rights is well established in the Company’s Global Human Rights Policy36, Modern Slavery and Human Trafficking Statement37, and Supplier Code of Conduct38. Additionally, the company committed to extend the principles of its Supplier Code of Conduct to “all of our franchisees and joint ventures by 2025.”39 And as noted in the Company’s Statement of Opposition, PepsiCo has established human rights due diligence processes that help “better understand how our independent, third-party franchisees manage potential human rights risks across their respective businesses.”40

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31 https://www.dol.gov/agencies/ilab/sourcingstrong/steps-to-a-social-compliance-system/step-6-remediate-violations/key-topic-information-and-resources-on-withhold-release-orders-wros

32 https://www.dol.gov/agencies/ilab/reports/child-labor/list-of-goods?tid=5622&field_exp_good_target_id=All&field_exp_exploitation_type_target_id_1=All&items_per_page=10&page=2

33 https://www.dol.gov/agencies/ilab/reports/child-labor/list-of-goods?tid=5530&field_exp_good_target_id=All&field_exp_exploitation_type_target_id_1=All&items_per_page=10&page=0

34 https://ustr.gov/about/policy-offices/press-office/press-releases/2026/march/ustr-initiates-60-section-301-investigations-relating-failures-take-action-forced-labor

35 https://www.nytimes.com/2025/06/20/world/asia/india-sugar-workers-labor-conditions.html

36 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/pepsico-global-human-rights-policy.pdf

37 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/2023-pepsico-modern-slavery-and-human-trafficking-statement.pdf

38 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/supplier-code-of-conduct/pepsico-supplier-code-of-conduct---english.pdf?sfvrsn=67dd868f_28

39 https://www.pepsico.com/docs/pepsico-5v9wci20/media/Files/esg-topics/2024-esg-performance-metrics.pdf

40 https://pepsico.gcs-web.com/static-files/7154794a-0a82-49bd-b502-feaf920c9171

Despite its policy commitments and the pledge to extend its Supplier Code of Conduct to all franchisees and joint ventures by 2025, PepsiCo’s current disclosures do not provide sufficient information for investors to evaluate how its policies are implemented in practice across high-risk franchisees, commodities, or regions. Nor does the Company sufficiently disclose how it ensures compliance with those policies or how it evaluates the effectiveness of these policies to mitigate adverse human rights impacts.

PepsiCo’s 2024 ESG Report, its latest sustainability disclosure, included no discussion of the Company’s efforts to address systemic human rights abuses in the sugarcane or palm oil sectors or how it is mitigating Russian-related risks.41,42 PepsiCo’s additional disclosure on its website regarding its approach to human rights due diligence provides a high-level overview but no evidence of how the Company is mitigating specific instances of forced labor and other salient human rights issues within its global supply chain.43

Additionally, instead of disclosing information on Russia-related risks to shareholders, PepsiCo removed its website statement on the Russian invasion and reduced annual report disclosures between 2024 and 2025.44,45,46 PepsiCo allegedly banned references to Ukraine and its armed forces in advertising and has not responded to stakeholder inquiries regarding the issue.47

PepsiCo’s Statement of Opposition notes that the Company “has an established human rights due diligence process that helps identify and mitigate potential human rights risk.” The Statement also describes the components of PepsiCo’s Global Human Rights Due Diligence Program, including desk-based risk monitoring, self-assessments, and on-site third-party audits. However, PepsiCo does not provide information that would enable investors to evaluate whether these components are effective in practice. For example, PepsiCo does not disclose the proportion of suppliers or franchisees covered by assessments or audits, the severity and types of issues identified, corrective action timelines and completion rates, or whether affected rightsholders received remedy.48,49,50 Without such information, audit activity alone does not demonstrate whether PepsiCo’s due diligence systems are effectively mitigating human rights risks.

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41 https://www.pepsico.com/docs/pepsico-5v9wci20/media/Files/esg-topics/2024-esg-summary-esg-performance-metrics.pdf

42 https://www.pepsico.com/docs/pepsico-5v9wci20/media/Files/esg-topics/2024-esg-performance-metrics.pdf

43 https://www.pepsico.com/esg-topics/human-rights#approach

44 https://web.archive.org/web/20250101004456/https://contact.pepsico.com/pepsico/article/pepsico-suspends-production-sale-of-pepsi-in-russia-continues-to

45 https://www.sec.gov/Archives/edgar/data/77476/000007747623000007/pep-20221231.htm

46 Ibid

47 https://www.business-humanrights.org/en/latest-news/ukraine-pepsico-allegedly-prohibits-references-to-country-its-armed-forces-in-advertising-to-not-alienate-russian-market-incl-co-non-response/

48 https://www.pepsico.com/esg-topics/human-rights#approach

49 https://www.pepsico.com/docs/pepsico-5v9wci20/media/Files/esg-topics/2024-esg-performance-metrics.pdf

50 https://www.pepsico.com/docs/pepsico-5v9wci20/media/Files/esg-topics/2024-esg-summary-esg-performance-metrics.pdf

This lack of disclosure also applies to PepsiCo’s oversight of risks with its franchisees and business partners. The Statement of Opposition notes that the company has established a new assessment process to help it better understand its third-party franchisees’ “policies and management systems for mitigating potential human rights risks across their operations and supply chain.” However, there is no disclosure in this Statement or in any of PepsiCo’s other disclosures about the criteria used in this assessment process, the scope of these assessments, the risks identified, escalation procedures, or remediation outcomes.

Conclusion

With a large global supply chain footprint, PepsiCo has exposure to high-risk commodities and countries, and the Company and its business partners have been linked to specific human rights abuse allegations. The risks and allegations described above highlight the urgent need shareholders have for enhanced disclosure of PepsiCo’s efforts to address and mitigate these material risks. Despite the company’s claims of commitment and due diligence, PepsiCo has not demonstrated the effectiveness of these policies and processes, which limit shareholders’ ability to assess the company’s oversight and management of these risks. For companies with complex global supply chains and operations in higher-risk regions, the effectiveness of these systems can have meaningful implications for operational resilience, regulatory compliance, and brand value.

Therefore, shareholders would benefit from a report evaluating PepsiCo’s effectiveness in upholding its human rights standards across its direct, franchise, and value chain relationships.

For these reasons, we urge PepsiCo’s shareholders to vote FOR PROPOSAL NUMBER 5 Regarding a Report on Human Rights Oversight.

Any questions regarding this exempt solicitation or Proposal Number 5 should be directed to Caroline Boden, Director of Shareholder Advocacy, Mercy Investment Services at cboden@mercyinvestments.org.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.